

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2022

Changxun Sun
Chief Executive Officer
Cloopen Group Holding Limited
16/F Tower A, Fairmont Tower
33 Guangshun North Main Street
Chaoyang District, Beijing
People's Republic of China

> **Re: Cloopen Group Holding Limited**
> **Form 6-K**
> **Furnished May 3, 2022**
> **File No. 001-40004**

Dear Mr. Sun:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 6-K Furnished May 3, 2022

1.   We note your disclosure that KPMG Huzahen LLP ("KPMG") has resigned as the Company's independent registered accounting firm and advised the Company that they identified irregularities related to certain customer transactions for prior years as well as misconduct of several employees, including fabricating certain documents. Your disclosure also states that the Company has not concluded on the potential implications on its consolidated financial statements of previous years. Please tell us whether KPMG provided any communication regarding the materiality of the irregularities to the prior period financial statements or for the ability of their audit reports on the prior period financial statements to be relied upon. To the extent KPMG provided any communications about the ability of their audit reports on prior period financial statements to be relied upon, please immediately amend the Form 6-K to update this

disclosure and provide clear and transparent disclosure about the impact to any prior period financial statements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding our comment.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Dan Ouyang, Wilson Sonsini